January 23, 2020

Brad J. Powers, Esq.
General Counsel
NewLink Genetics Corporation
2503 South Loop Drive
Ames, IA 50010

       Re: NewLink Genetics Corporation
           Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed January 9, 2020
           File No. 001-35342

Dear Mr. Powers:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Summary, page 2

1. Please revise the first full paragraph on page 2 to disclose the reason that you believe
      NewLink is entitled to a substantial share of the value of the PRV.
2. As requested by prior comment 2, please indicate in your summary that LUM-201 is in the public domain and provide a summary in this section of the potential effects this could have on Lumos' business.
3. We note your revised disclosure on page 2 that LUM-201 has the potential to lead to
      "efficacious results." Please revise this and any other similar statements throughout the proxy statement that state or imply that your product candidates are safe or effective as these determinations are solely within the authority of the U.S. Food and Drug
      Administration and comparable regulatory bodies. We will not object to a discussion of whether your product candidates were well-tolerated or discussion of whether trial
 Brad J. Powers, Esq.
NewLink Genetics Corporation
January 23, 2020
Page 2
         endpoints were met.
Background of the Merger, page 60

4. We note from the disclosure you have added in response to prior comment 6 that between
         August and September 2019, NewLink received several other inquiries or proposals that
         NewLink's management analyzed, and based on that review, NewLink's management did not recommend that the NewLink board consider any of the additional inquiries or proposals. Please revise to make clear whether the board was made aware of these inquiries or proposals and what conclusions the board made with respect to those inquiries or proposals.
Evercel Proposals, page 65

5. We note your reference to an analysis of both Evercel proposals made by Stifel. Please provide us supplementally with copies of all materials prepared by Stifel and shared with the NewLink board, including copies of all board books and all transcripts and summaries, that were material to the board's decision with respect to these proposals.
NewLink Projections, page 82

6. We note your revised disclosure in response to prior comment 6 that certain information referred to in this section is "subject to a confidential treatment order issued by the SEC."
         Notwithstanding the prior confidential treatment requests made by the company, the confidential treatment process does not take precedence over a registrant's obligations to disclose material information in its public filings. If, under the specific facts and circumstances at this time, disclosure of the information referred to in this section is necessary for the protection of investors, please disclose the terms of the Merck
         Agreement that would be material to an informed voting decision with respect to the proposals in your proxy statement or revise your disclosure as appropriate.
Post-hoc analysis and using a predictive enrichment marker strategy to select appropriate patients, page 114

7. Although we note the revisions in response to prior comment 10, given the disclosed p-
       value, please revise to further clarify the basis for the conclusions in this section. If you do not have a scientific basis to state that it is unlikely that your conclusions regarding the results were due to chance, please explain that because the results were not statistically significant, you cannot exclude the probability that such observations were due to chance alone. Also, as requested by our prior comment, if the disclosed p-value does not meet the
FirstName LastNameBrad J. Powers, Esq.
       FDA's specified threshold for statistical significance for a clinical trial, please revise your
Comapany NameNewLink Genetics Corporation
       disclosure to clarify the p-value that the FDA uses in evaluating the results of a clinical
January 23, and whether the results of the post-hoc analysis would meet such threshold.
       trial 2020 Page 2
FirstName LastName
 Brad J. Powers, Esq.
FirstNameGenetics Corporation
NewLink LastNameBrad J. Powers, Esq.
Comapany NameNewLink Genetics Corporation
January 23, 2020
Page 3
January 23, 2020 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Burton at (202) 551-3626 or Brian Cascio at (202) 551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      James C.T. Linfield, Esq.